BB&T

Best Bank In Town Since 1872

2008 Annual Review


1872


BRANCH BANKING COMPANY

CORPORATE PROFILE

Founded in the late 19th century, BB&T Corporation ("BB&T" or "the Corporation") continues to build on a strong foundation of excellence.

Headquartered in Winston-Salem, North Carolina, BB&T has consolidated assets at December 31, 2008, totaling $152 billion and ranks as the 11th largest banking organization in the United States. As of December 31, 2008, BB&T's banking subsidiaries operated 1,511 branch offices in 11 states and Washington, D.C.

BB&T is a values-driven, profitable growth organization. During the 1990s and the first part of this decade, BB&T's growth came largely from mergers because the economics of combinations were compelling. More recently, the corporation's focus has been on organic growth.

While growth is important, BB&T's most important objective is to create a Perfect Client Experience for each of its clients so that BB&T offers the best value proposition in the market. The corporation's over-arching purpose is to achieve its vision and mission, consistent with BB&T's values, with the ultimate goal of maximizing shareholder returns.

Today, BB&T's largest subsidiary, Branch Banking and Trust Company, and the corporation's other subsidiaries offer a wide range of lending and deposit services to businesses and individuals. BB&T's subsidiaries also provide trust services, wealth management, retail and wholesale insurance services, investment services and capital markets services, equipment finance, factoring, treasury services, asset management, international services, payroll processing and bankcard services.

BB&T's current organization was formed by a merger-of-equals in 1995 between the former BB&T Financial Corporation and Southern National Corporation. In the past 15 years, BB&T has consummated the acquisitions of 40 banks and thrifts, 85 insurance agencies, and 33 nonbank financial services companies.

BB&T operates through a community banking structure that is the foundation for local decision-making and provides the basis for responsive, reliable and empathetic client service. Even after 136 years, BB&T is still the "Best Bank in Town."

ABOUT THE COVER:

"Our Best Days are Ahead" by Bryan Larsen

Quent Cordair Fine Art
www.cordair.com
1-866-267-3247

TABLE OF CONTENTS

ANNUAL MEETING

The 2009 Annual Meeting of Shareholders will be held on Tuesday, April 28, at 11:00 a.m. Eastern Daylight Time, at Embassy Suites, 460 North Cherry Street, Winston-Salem, North Carolina.



ABOUT THE REVIEW

The BB&T Corporation 2008 Annual Review is presented in a summary format to provide information regarding the performance of BB&T in a manner that is meaningful and useful to the widest range of readers. The audited consolidated financial statements of BB&T Corporation and Subsidiaries and other more detailed analytical information regarding the Corporation are contained in the BB&T Corporation 2008 Annual Report on Form 10-K filed with the Securities and Exchange Commission.

This 2008 Annual Review contains financial information determined by methods other than in accordance with Generally Accepted Accounting Principles ("GAAP"). BB&T's management uses these "non-GAAP" measures in their analysis of the Company's performance. Non-GAAP measures typically adjust GAAP performance measures to exclude the effects of charges, expenses or gains related to the consummation of mergers and acquisitions, as well as the amortization of intangibles and purchase accounting-related adjustments in the case of "cash basis" performance measures. These non-GAAP measures may also exclude other significant gains, losses or expenses that are unusual in nature and not expected to recur. Since these items and their impact on BB&T's performance are difficult to predict, management believes presentations of financial measures excluding the impact of these items provide useful supplemental information that is important to a proper understanding of BB&T's core operating results. These disclosures should not be viewed as a substitute for operating results determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP performance measures that may be presented by other companies.

FORWARD-LOOKING STATEMENTS

This BB&T Corporation 2008 Annual Review contains certain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. These statements may address issues that involve significant risks and uncertainties. Although we believe that the expectations reflected in this discussion are reasonable, actual results may be materially different. Please refer to BB&T's Annual Report on Form 10-K for the year ended December 31, 2008, for a more thorough description of the types of risks and uncertainties that may affect management's forward-looking statements.

Consolidated Financial Highlights

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

	2008	2007	% Change
ANNUAL RESULTS			
Net income [1]	**$ 1,498**	$ 1,734	(13.6) %
Net income per common share:			
Basic	**2.73**	3.17	(13.9)
Diluted	**2.71**	3.14	(13.7)
Cash dividends per common share	**1.86**	1.76	5.7
ANNUAL OPERATING RESULTS [2]			
Operating earnings [1]	**$ 1,376**	$ 1,749	(21.3) %
Operating earnings per common share:			
Basic	**2.51**	3.20	(21.6)
Diluted	**2.49**	3.17	(21.5)
ANNUAL CASH BASIS OPERATING RESULTS [2,3]			
Cash basis operating earnings [1]	**$ 1,438**	$ 1,816	(20.8) %
Cash basis operating earnings per common share:			
Basic	**2.62**	3.32	(21.1)
Diluted	**2.60**	3.29	(21.0)
YEAR-END BALANCES			
Assets	**$ 152,015**	$ 132,618	14.6 %
Securities, at carrying value	**33,219**	23,428	41.8
Loans and leases	**98,669**	91,686	7.6
Deposits	**98,613**	86,766	13.7
Shareholders' equity	**16,037**	12,632	27.0
Book value per common share	**23.16**	23.14	.1
AVERAGE BALANCES			
Assets	**$ 136,881**	$ 126,420	8.3 %
Securities, at amortized cost	**24,497**	23,311	5.1
Loans and leases	**95,195**	87,952	8.2
Deposits	**88,831**	83,501	6.4
Shareholders' equity	**13,495**	12,166	10.9

(1) Available to common shareholders.

(2) Information presented on an operating basis excludes the effects of $10 million and $13 million of net after-tax costs associated with the completion of mergers and acquisitions in 2008 and 2007, respectively. In addition, 2008 reflects net securities gains, other-than-temporary impairments, gains from the initial IPO and sale of Visa, Inc. shares, a reversal of a reserve charge relating to the Visa, Inc. settlement, gains from the early extinguishment of certain FHLB advances, an adjustment related to leveraged leases and nonrecurring professional expenses collectively totaling $132 million, net of tax. 2007 reflects a reserve charge relating to the Visa, Inc. settlement totaling $9 million, net of tax, and a credit of $7 million to the provision for income taxes related to leveraged leases.

(3) Information presented on a cash basis excludes the effects of intangible assets, purchase accounting adjustments and the related amortization expenses, which totaled $62 million and $67 million, net of tax, for the years ended December 31, 2008 and 2007, respectively. In addition, cash basis results exclude merger-related and restructuring charges and nonrecurring items as discussed in Note 1.

(4) Excludes the carrying value of goodwill and other intangible assets from shareholders' equity and total assets, net of deferred taxes, where applicable.

	2008		2007	
PERFORMANCE RATIOS BASED ON NET INCOME				
Return on average assets	**1.11**	%	1.37	%
Return on average common equity	**11.44**		14.25	
PERFORMANCE RATIOS BASED ON OPERATING EARNINGS (2)				
Return on average assets	**1.02**	%	1.38	%
Return on average common equity	**10.51**		14.37	
Fee income ratio	**40.3**		41.3	
Efficiency ratio	**52.6**		53.1	
PERFORMANCE RATIOS BASED ON CASH BASIS OPERATING EARNINGS (2,3)				
Return on average tangible assets	**1.11**	%	1.50	%
Return on average common tangible equity	**19.30**		26.82	
Efficiency ratio	**51.3**		51.6	
CAPITAL RATIOS				
Tier 1 risk-based capital ratio	**12.3**	%	9.1	%
Total risk-based capital ratio	**17.4**		14.2	
Tier 1 leverage capital ratio	**9.9**		7.2	
Tangible equity as a percentage of tangible assets (4)	**7.4**		5.7	
Tangible common equity as a percentage of tangible assets (4)	**5.3**		5.7	
Equity as a percentage of total assets	**10.5**		9.5	
MISCELLANEOUS INFORMATION				
Common shares outstanding (in thousands)	**559,248**		545,955	
Basic weighted average shares outstanding (in thousands)	**548,847**		547,184	
Diluted weighted average shares outstanding (in thousands)	**552,498**		551,755	
Full-time equivalent employees	**29,633**		29,394	
Banking offices	**1,511**		1,492	
ATMs	**2,195**		2,158	

EARNINGS POWER

PRE-TAX PRE-PROVISION OPERATING EARNINGS


$4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
$3,392
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08
In millions of dollars
As originally reported 15-year compound annual growth rate of 22.4%



TRIBUTE TO JOHN ALLISON

For nearly two decades, John Allison has inspired all of us at BB&T to focus on a singular vision: creating the best financial institution possible. It is hard to overstate his influence on BB&T's success.

The numbers achieved during John's tenure as Chief Executive Officer are extraordinary:

- Growth from an eastern North Carolina bank with $4.7 billion in assets into the nation's 11th largest banking organization spread over 11 states, with $152 billion in assets;
- An 8.1% compound annual growth rate in earnings per share over 20 years;
- A 20-year compound annual total return to shareholders that exceeds the performance of the S&P 500 Index and our peers; and
- An unbroken record of dividend increases.

During a tenure that made him the longest-serving chief executive officer among the nation's 25 largest financial holding companies, BB&T steadily grew to be among the leaders in virtually every measure of performance, including client service, credit quality, capital strength and operating efficiency. John orchestrated our remarkably successful merger of equals with the former Southern National Corporation in 1995, the centerpiece of an unprecedented growth surge including acquisitions of 60 community banks, more than 85 insurance agencies and 35 nonbank financial services companies.

But much more important than the numbers are John's character and his values — practical habits to live by that guide everything we do at BB&T. First and foremost, his unflinching view of reality has steered us as we seized opportunities and avoided minefields. BB&T's strength today amid the most challenging banking environment of our careers is a testament to John's rational decision making, which helped BB&T largely avoid subprime mortgages and other risky investments that have crippled so many institutions.

John stood firm in his beliefs throughout his career. His fervent belief in individual rights and free markets has long been the compass for our values-driven bank. When a 2005 Supreme Court decision allowed government condemnation of property for private development, BB&T declined to finance projects for private purposes on land taken from private citizens by government entities using eminent domain. This was a decision driven not by profit, but principle. And, more recently, John has won plaudits from many constituencies for his criticism of the federal government's recent actions, which so far have not addressed the real problem of falling housing values.

I have known John as a close friend and colleague for 36 years, reporting to him directly for 27 years. However, this tribute to John is not based only on my abiding respect, or the sincere appreciation of his many other long-time admirers at BB&T. Independent observers have affirmed him as a rare leader who made an indelible mark on your company, the banking industry and the broader business world.

John was one of four finalists for Morningstar's 2008 CEO of the Year. He was in good company; Warren Buffett was selected as the winner. Morningstar praised John for "creating a Southeast banking giant" that now is a "safe haven" attracting clients from troubled peers. Morningstar added: "Allison's focus on the company's culture and his close relationship with fellow managers have assured us that BB&T's conservatism will remain its backbone and, we believe, will help reward shareholders for years to come."

John retired as CEO at the end of 2008, part of his careful five-year transition plan that assures consistency of leadership. The good news is, John's counsel and leadership will still be available to us while he serves as chairman of the board of directors until the end of 2009 and serves as a member of the board thereafter. He has devoted 38 years to BB&T. All of our constituencies — our clients, employees, communities and shareholders — have benefited from John's inspiration, intellect and commitment to make BB&T "the best of the best."

Kelly S. King
President and
Chief Executive Officer

ASSET GROWTH DURING THE ALLISON YEARS

In billions of dollars


$160
140
120
100
80
60
40
20
0
$152
'89 '90 '91 '92 '93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

John Allison became CEO of BB&T in 1989



John A. Allison
Chairman

"Our strong capital levels and balance sheet allow us to continue making loans sorely needed by our good clients and communities."

TO OUR SHAREHOLDERS:

As I become CEO of BB&T, I pledge to stay true to the values of your company and my predecessors by communicating honestly and facing up to reality: The banking industry is experiencing very difficult times. The challenges are unprecedented and daunting. BB&T faces some of the same pressures that have caused this crisis of confidence in our industry and country.

However, because we have stuck to our values and stayed focused on our long-term objectives, I am pleased to report that BB&T remains strong and profitable. Your company ranks among the top performers in the financial services industry, and as a result is attracting new depositors and borrowers. Unlike many of our competitors, BB&T largely avoided subprime mortgages and other exotic loans and investments because of our disciplined lending and risk management standards. Our strong capital levels and balance sheet allow us to continue making loans sorely needed by our good clients and communities. In this report, we have highlighted several examples where BB&T's greater financial strength helped our bankers reach out to meet the needs of new and existing clients.

Our fundamental banking strengths, underlying revenue engine and consistent earnings power are reflected by a number of positive indicators: growth in loans and deposits as well as the fee income that diversifies our income stream, and improvement in net interest income and operating efficiency.

That said, we must be resolute to meet the challenges that will continue to test us in 2009. Residential real estate lending remains a core business for BB&T, and we expect continued weakening in that sector at least in the first half of 2009. We have allocated more resources to resolve problem loans while also working with our real estate clients to help them get through these difficult times.

Let me emphasize, however, that I have never been more optimistic about the long-term outlook for your company. As the financial markets stabilize, BB&T's position and performance relative to our peers will stand out like the beacon on the lighthouse that you see on the cover of this report. Our stature and strength will enable us to seize exciting new opportunities. Guided by the same values we've practiced since our founding in 1872, I firmly believe our best days are ahead.



Kelly S. King
President and
Chief Executive Officer

2008 RESULTS

BB&T's results reflect the difficult and unprecedented operating environment in 2008, but we substantially outperformed our peers and demonstrated consistent underlying earnings power.

Net income for the year totaled $1.5 billion, or $2.71 per diluted share, reflecting decreases of 13.6% and 13.7%, respectively, compared to 2007. This reflects the best performance in our peer group of 13 similarly sized commercial banks. By contrast, our peer group's earnings per share decreased an average of 203% in 2008. Excluding net after-tax merger-related and restructuring charges or credits from nonrecurring items from 2008 and 2007, BB&T's operating earnings for 2008 totaled $1.4 billion, a decrease of 21.3% compared to the prior year. On a diluted per share basis, operating earnings per share were $2.49, a 21.5% decrease compared to 2007. While we are certainly disappointed with these results after 26 consecutive years of record operating earnings, our overall results reflect a number of positive developments that position us to again achieve superior results as markets stabilize.

Our core banking operations showed solid growth, reflecting a "flight to quality" as we have captured very good lending and deposit relationships from competitors with weakened balance sheets. In the fourth quarter of 2008, BB&T saw 20% growth in commercial and industrial loans, including a significant increase in the healthcare sector. For the year, average total loans and leases increased by 8.2% compared to 2007. Average deposits were up 6.4%. The pace of deposit growth accelerated throughout the fourth quarter, and we added 94,000 net new accounts during the year.

Revenue from BB&T's fee income-producing businesses increased during 2008 by 15.2% to $3.2 billion, which represents 41.4% of total revenues. That included an 8.8% gain for BB&T's insurance operations and record revenues from investment banking and brokerage operations.

We experienced further increases in our levels of nonperforming assets and credit losses as a result of the distressed residential real estate markets and economic recession. The increases in credit problems and the provision for credit losses were the biggest cause of our lower earnings, as we have worked to stay ahead of growing credit issues as the economy deteriorated. Nonperforming loans, as a percentage of total assets, were 1.34% at December 31, 2008, compared to .52% a year earlier. Net charge-offs increased to .89% of average loans and leases for the year, up from .38% a year earlier. Excluding specialized lending, the loss ratio for the year was .69%, compared to .21% in 2007.

Our problem loans are primarily focused in Florida, Atlanta and metropolitan Washington, D.C., where home prices fell sharply from highly inflated levels. We have experienced fewer problems in our core markets, where price volatility has been more moderate.

"It's nice to know banking can still be about relationships. BB&T really cares about us and our mission of helping kids go to college."

CHUCK SANDERS, PRESIDENT & CEO,
SOUTH CAROLINA STUDENT LOAN CORPORATION



This nonprofit company that administers the Federal Family Education Loan Program was in a bind last year that threatened its ability to provide funds to students attending some 55 colleges in South Carolina. Last year Congress increased the maximum annual loan limit for students, suddenly and dramatically increasing the demand for funding – and exceeding the money raised in the bond market to fund the loans. The company needed a line of credit, quickly, to meet its commitment of providing more than $600 million for student loans. Despite a severe credit crunch that prompted many banks to sharply curtail lending, BB&T regional leaders – including state president Mike Brenan and corporate banker Bo Armstrong – responded with a $175 million line of credit. Included was an immediate $25 million infusion so funding was not cut off to about 115,000 students depending on the money. The effectiveness of BB&T's response was due to a strong relationship built by bankers such as institutional services officer Donna Price.



LEFT TO RIGHT
Tyler M. Spain, Charleston Southern University, 2006; Bo Armstrong, BB&T Senior Vice President/Regional Corporate Banker; Donna Price, BB&T Vice President, Institutional Services; C.C. "Chuck" Sanders, Jr., South Carolina Student Loan Corporation, President & CEO; Stephanie C. Couch, North Greenville University, 2006

While we anticipate further increases in nonperforming assets and charge-offs into 2009, it is worth noting that our level of problem credits is substantially better than our peers. At December 31, 2008, our national peers' nonperforming loans, as a percentage of total assets, were 1.88%, while their net charge-offs were 1.57% of average loans and leases.

BB&T's capital position remains strong at a time when erosion of financial institutions' capital strength has been a growing concern. At December 31, 2008, our Tier 1 risk-based capital ratio and total risk-based capital ratio were 12.3% and 17.4%, respectively, up from 9.1% and 14.2% a year earlier. BB&T's risk-based capital ratios rank first among our peer group and are well above regulatory standards for well-capitalized banks. The increases in regulatory capital reflect in part a $3.1 billion capital investment by the U.S. Treasury as part of its Capital Purchase Program in the fourth quarter of 2008, in exchange for preferred stock in BB&T. We accepted the investment only because financial institutions were strongly encouraged to participate, and BB&T would have been put at a competitive disadvantage if we had declined. Consistent with the spirit of the federal government's efforts to thaw frozen credit markets, BB&T has developed new initiatives to aggressively lend to a wide variety of clients. In the fourth quarter of 2008, we tracked an initial estimate of $1.6 billion in lending and commitments to lend that would not have occurred without funds from the Capital Purchase Program. Having said that, we intend to repay the government investment as soon as possible and free BB&T from the accompanying excessive government regulation, which is inconsistent with our free-market principles and harmful to shareholders.

In summary, despite a very challenging banking environment, BB&T's results demonstrated a strong underlying economic engine. For 2008, our cash basis return on average assets was 1.11%, our cash basis return on average common equity was 19.30% and our pre-tax, pre-provision earnings increased 11.1% from a year earlier. In addition, our results produced positive operating leverage in every quarter of 2008 and for the full year. While those results are certainly lower than BB&T's historical numbers, they are among the strongest results in the financial services industry.

INDUSTRY LEADING CAPITAL LEVELS

TIER 1 CAPITAL


12.00 %
10.00
8.00
6.00
4.00
12.3%
BB&T
Peers
'04
'05
'06
'07
'08

TOTAL CAPITAL


18.00 %
16.00
14.00
12.00
10.00
8.00
6.00
4.00
17.4%
BB&T
Peers
'04
'05
'06
'07
'08

OUR STOCK PERFORMANCE

Our ultimate purpose is to create superior, long-term economic rewards for our shareholders.

Shares of financial services' companies have been among the hardest hit by the sharp decline in the stock markets. BB&T has been no exception, but our share price has held up substantially better than our peers. For the periods ended December 31, 2008, we outperformed our peer group over the last 1, 3, 5, 10, 15 and 20 years. Even considering the erosion of bank share prices that started in 2007, a $100 investment in BB&T shares in 1995 was worth nearly $324 on December 31, 2008 — significantly better than our peers and the S&P 500.

We also view our dividends as a very important responsibility at BB&T, which is largely owned by retail rather than institutional shareholders. In 2008, when many of our peers were forced to slash or even eliminate their dividends, we increased BB&T's cash dividend by 2.2% compared to the prior year. That marks the 37th consecutive year that we have increased our dividend and the company has paid a dividend every year since 1903. For the 10 years ended December 31, 2008, our dividends have increased at a compound annual growth rate of 10.9%, compared to 5.8% for the S&P 500, a record that makes us very proud. In today's volatile economic environment, we cannot make long-term or even intermediate-term predictions about our future dividends. In addition, recent government actions raise even greater uncertainty about future capital needs. BB&T's board of directors will continue to assess the situation every quarter, taking into consideration our responsibilities to all of our constituencies.

BB&T was one of only four banks in 2008 that still ranked as a Standard and Poor's Dividend Aristocrat, which requires 25 consecutive years of dividend increases. Five of our peers were dropped from the list for 2008. We also again were recognized as a Mergent Dividend Achiever — a designation received by only 2% of 14,000 publicly traded companies.

TOTAL COMPOUND ANNUAL RETURN TO SHAREHOLDERS

December 31, 2008	BB&T	S&P 500	National Peers
1 Year	-4.6 %	-36.8 %	-40.7 %
3 Year	-8.7	-8.3	-24.5
5 Year	-2.4	-2.2	-14.1
10 Year	-0.2	-1.4	-5.4
15 Year	10.7	6.4	5.5
20 Year	11.2	8.4	8.7

DIVIDEND PAYOUT RATIO


70 %
60
50
40
30
20
10
0
68.1%
In percentage
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08

OUR VALUES

At BB&T, there are three non-negotiables: our vision to create the best financial institution possible, our mission, and our values. All are deeply rooted in our history and culture, form the basis of our corporate identity and have been the most significant reasons for our success. Everything else is strategic and tactical, such as how we adapt BB&T's business plan to certain market or economic conditions. Many companies focus almost exclusively on strategy and tactics, and that can lead to problems when the environment changes. The current highly volatile, distressed environment is unprecedented, so the decisions we've made many times before under very different conditions may not be appropriate today.

We are guided instead by underlying values that never change. These values, depicted in the accompanying illustration, are practical habits that guide our everyday behaviors and relationships with our clients, employees, shareholders and the communities we serve.

Our values also form the foundation of how we develop leaders at BB&T. BB&T's leadership model starts with our values and what we believe. Those values lead to behaviors, which in turn lead to results. For example, we ingrain in our employees that honesty and integrity mean keeping agreements and never compromising principles for short-term benefit. Acknowledging reality and thinking independently mean making logical decisions, based on the facts.

Consider how these values, and the leadership principles based on them, are responsible for our results as a company in today's difficult environment. We make rational loan decisions, avoiding the riskiest loans and investments that others have made, which produces stronger performance relative to our peers. We fully disclose pertinent issues and risks and take a long-term perspective that protects the interests of clients and shareholders. As independent thinkers, we do not go along with the crowd and offer exotic mortgages that are rarely in the best interest of the borrower, or the bank.

Everything we do at BB&T — regardless of the economic climate — is consistent with our values.

OUR MISSION

To Make the World a Better Place to Live, By:

- **Helping our Clients Achieve Economic Success and Financial Security;**
- **Creating a Place where our Employees can Learn, Grow and be Fulfilled in their Work;**
- **Making the Communities in which we Work Better Places to be; and thereby:**
- **Optimizing the Long-Term Return to our Shareholders, while Providing a Safe and Sound Investment.**


HAPPINESS
SELF-ESTEEM
PRIDE
SUCCESS
PRODUCTIVITY
TEAMWORK/MUTUAL SUPPORTIVENESS
JUSTICE
JUDGMENT
REALITY
REASON
INDEPENDENT THINKING
CHARACTER
HONESTY
INTEGRITY

KEY STRATEGIC OBJECTIVES FOR 2009

At a time of great volatility and uncertainty facing the banking industry and overall economy, it never has been more important to stay focused on BB&T's long-standing goal: to create a high-performance financial services organization that can prosper in a rapidly changing, highly competitive and globally integrated environment. Individual strategies and tactics may change, but we remain committed to achieving our goal with a superior earnings-per-share growth rate, without sacrificing the fundamental quality and long-term competitiveness of our business, nor taking unreasonable risk.

BB&T's long-term strategy is built around four overriding principles:

- *Client-driven service that consistently provides better value through rational innovation and productivity improvement*
- *Rational risk taking and exceptional risk management*
- *Superior earnings growth*
- *Targeted and consistent investments for the future*

In 2009, we face unprecedented challenges. The overall economy is likely to get worse before it gets better. Most economists predict contraction in the nation's gross domestic product in 2009. BB&T's 2009 plan is based on continued weakening in mortgage valuations and higher unemployment rates in the first half of the year, with some initial signs of recovery evident by the end of the year. The forecast for 2010 to 2014 is more encouraging; with slow to moderate average GDP growth and moderate inflation and interest rates. But to survive and enjoy those better times, financial services firms must overcome a daunting array of challenges, including brutal competition, excess capacity, higher regulatory costs and the need for continuous innovation and productivity. We continue to believe we will see significant consolidation in our industry. In a decade or so we believe there will be 10 to 15 financial services firms that will be dominant. We firmly believe that BB&T will be one of these institutions.

BB&T's strategic objectives for 2009 are consistent with our long-term goals and principles.

OPERATING EARNINGS
AMOUNTS AVAILABLE TO COMMON SHAREHOLDERS


$2,000
1,500
1,000
500
0
$1,376
'93 '94 '95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08
In millions of dollars
As originally reported 15-year compound annual growth rate of 19.2%



"BB&T just plain outworked everyone else to get our business. You pick up the phone and you get an answer immediately."

JOHN VITHOULKAS, DIRECTOR OF FINANCE, HENRICO COUNTY, VIRGINIA



BB&T was selected over four competitors to handle the complex banking needs of this suburban county near Richmond, with its $1 billion-plus budget and population of 305,000. Among the reasons cited by Mr. Vithoulkas: a strong balance sheet at a time of public concern about the banking system; insightful investment advice about the municipal bond market from BB&T affiliate Sterling Capital Management, LLC; and the ability to seamlessly and quickly help implement the county's move to accept on-line payments for utilities and other services. But what sealed the deal was the personal commitment of BB&T bankers, including business deposits officer Vanessa Hampton, corporate banker Susan Raher and central Virginia regional president Andy Hughes. "That made a big impression on me and the county," Mr. Vithoulkas says.


HENRICO COUNTY

LEFT TO RIGHT
Vanessa Hampton, Vice President, Business Deposits Officer; Roger Lowe, Vice President, Payment Services; Angie Brown, Merchant Services Sales Consultant; Andy Hughes, Central Virginia Regional President; Susan Raher, Senior Vice President, Regional Corporate Banker; James Welsh, Business Services Officer; Henry Jackson III, Financial Center Leader

EFFECTIVELY MANAGE THROUGH THE CREDIT CYCLE

The number one driver of performance in 2009, as in 2008, will be asset quality. For BB&T, the biggest challenge remains the weak residential real estate market because we are a large lender in home equity, mortgage lending and residential construction.

We expect further slow deterioration in our overall real estate portfolio due to lower home prices and higher unemployment. However, our levels of nonperforming assets and charge-offs are better than our peers, and we expect them to remain so. In addition, we will focus on markets we know and where we have long-standing relationships with home builders and other real estate borrowers. We began tightening our lending standards in August 2005, before significant deterioration of real estate portfolios. In 2008, we further intensified efforts to resolve problem credits, including pursuing deeds in lieu of foreclosure programs and more aggressive legal proceedings, while also continuing to work cooperatively with borrowers to help them work through their problems. We also are continuing to diversify our lending portfolio. For example, we have reduced BB&T's exposure to residential acquisition, development and construction loans by $744 million, or 8.5% since December 31, 2007. Those loans accounted for 8.1% of total loans at December 31, 2008, down from 9.5% a year earlier. We anticipate further diversification into additional commercial and industrial lending — which performed well in 2008 despite economic conditions — as well as small business lending as our competitors pull back due to liquidity concerns.

ACHIEVE SUPERIOR REVENUE GROWTH

For the last two decades, Wall Street and the capital markets have gained clients at the expense of traditional banks. On the loan side, investment banks and conduit lenders that pool assets and sell them to other lenders or investors have been able to cut prices because of lower reserve requirements. On the deposit side, traditional banks lost customers who moved their money from certificates of deposit to higher-yielding mutual funds — sometimes in the mistaken belief that mutual funds were as secure as bank deposits. Now, with the problems facing Wall Street firms, many of those loans and deposits are coming back to traditional banks like BB&T.

BB&T is attracting new banking relationships, often long-term ones from weakened competitors that are unable to provide credit to quality clients. At a time when some other banks are hunkering down, BB&T is displaying banners outside our branches, saying we are making loans. Our loan and deposit spreads also are improving as appropriate risk premiums move steadily back into loan pricing.

INVESTING FOR THE FUTURE

ORGANIC GROWTH INVESTMENTS



$450
400
350
300
250
200
$395
In millions of dollars
'06
'07
'08
'09 Projected

2008 INVESTMENTS IN ACQUISITIONS

- Ott & Company
- Ramsey Title Group
- Burkey Risk Services
- Savannah Reinsurance Underwriting Management
- Premier Benefits Group
- UnionBanc Insurance Services
- Puckett, Sheetz & Hogan
- Southern Risk Holdings, Inc.
- Commercial Title Group
- J. Rolfe Davis Insurance Agency
- TapCo Underwriters, Inc.
- Haven Trust Bank
- Live Oak Capital Ltd.

Market Coverage



BB&T Headquarters
BB&T Community
BB&T Capital Markets
AFCO/CAFO/Prime Rate
Commercial Finance
Equipment Finance
Governmental Finance
Grandbridge Real Estate Capital
Insurance
Lendmark Financial Services
Regional Acceptance
SBA Group
Scott & Stringfellow
Sheffield Financial
Sterling Capital

BB&T DEPOSIT MARKET SHARE AND BRANCH LOCATIONS BY STATE

	Branches	Market Share[1]	% of BB&T's Deposits
Virginia[2]	392	2nd	25 %
North Carolina[2]	360	2nd	26
Georgia	162	5th	11
Maryland	129	6th	8
South Carolina	117	3rd	8
Florida	107	11th	5
Kentucky	91	4th	5
West Virginia	78	1st	6
Tennessee	58	6th	3
Washington, D.C.	12	7th	1
Alabama	3	—	—
Indiana	2	—	—

[1] Incidental presence in Alabama and Indiana; December 31, 2008
[2] Excludes home office deposits

Even though economic times are difficult, I believe it would be a mistake to ignore investing in the revenue engine of our company. We plan to accelerate organic growth by reinvesting in current facilities and opening five more de novo branches, adding to the 106 de novo branches opened in the last three years. We plan to generate more than 100,000 net new transaction accounts, adding to the 94,000 generated in 2008. We anticipate further boosting the percentage of households with five or more products or services, which increased from 31% in 2007 to 34.4% in 2008. We plan new enhancements to online banking, used by more than 3 million clients in 2008, a 21% increase from 2007. We will continue to leverage our effective sales and service systems: the BB&T Decathlon, Integrated Relationship Management, Consultative Sales and Store Ownership. We will target key growth opportunities such as the multicultural and student markets.

We expect extensive consolidation in the financial services industry as a result of the weakened condition of some companies. BB&T will continue to focus expansion of our core banking in BB&T's current 11-state banking footprint, assuring any merger transactions are economically attractive. At the same time, we will continue to expand our nonbanking activities across the U.S. In particular, we plan to continue bolstering the position of BB&T Insurance Services, which completed 11 acquisitions in 2008 and now is the nation's sixth-largest insurance agency business. Among other gains, those purchases gave BB&T the largest insurance market share in greater Myrtle Beach, South Carolina; created a presence in the Orlando market; and expanded our share in California, the top state for insurance values. In addition, acquisitions in 2008 expanded our operations in wholesale insurance and in insurance premium financing, where we are the nation's second-largest provider and the largest in Canada. For 2008, revenues from insurance operations increased by 8.8%.

By continuing to diversify BB&T's sources of income and adding predictable fee-based businesses like insurance, we become an even more balanced company, less dependent on our real-estate business and consequently less challenged by future economic cycles.

RETURN ON ASSETS


2.00 %
1.50
1.00
0.50
0.00
-0.50
-1.00
1.11%
BB&T
Peers
'04
'05
'06
'07
'08

RETURN ON COMMON EQUITY


20.00 %
15.00
10.00
5.00
0.00
-5.00
-10.00
11.44%
BB&T
Peers
'04
'05
'06
'07
'08



"BB&T was by far the best, quickest and most cost-effective response. Their bankers not only earned our business. They earned our trust."

MICHAEL D. SCHERNECK, EXECUTIVE VICE PRESIDENT & CHIEF FINANCIAL OFFICER, SOUTHEAST GEORGIA HEALTH SYSTEM



This regional hospital authority based in Brunswick, Georgia, was faced with millions of dollars in additional financing costs when the credit markets froze last year, raising its interest rate on auction-rate securities from 3% to 12% virtually overnight. Within eight days, BB&T corporate banker Danny Smith, investment banker Tad Melton, city executive Lance Turpin and their teams responded with short- and long-term alternative financing options that larger competitors, including the client's long-time bank, couldn't match. For the hospital authority, the quick response averted losses that could have wiped out its annual profit and allowed it to move ahead with new maternity and orthopedic care centers. For BB&T, stepping up to meet a pressing need yielded a loyal new customer, new business for Capital Markets and Institutional Services – and ATMs in three new locations.



LEFT TO RIGHT
Lance Turpin, BB&T Vice President and Brunswick/St. Simons Island City Executive; Michael D. Scherneck, Southeast Georgia Health System, Executive Vice President & Chief Financial Officer; Gary R. Colberg, FACHE, Southeast Georgia Health System, President & CEO; Lisa A. Morgan, Southeast Georgia Health System, Director of Finance; Danny Smith, BB&T Senior Vice President and Corporate Banker; Tad Melton, BB&T Capital Markets, Vice President-Investment Banker


HIGHEST CUSTOMER SATISFACTION
J.D.POWER
AND ASSOCIATES
PRIMARY MORTGAGE SERVICER • 2008
PRESENTED TO
BRANCH BANKING
AND TRUST
BY J.D. POWER AND ASSOCIATES

"Highest in Customer Satisfaction among Mortgage Servicing Companies, Two Years in a Row"

CREATE THE PERFECT CLIENT EXPERIENCE

At BB&T, we believe sales and service are inextricably connected. We sell value, not price. While price always matters, we deliver the greatest value to the client. At the core of BB&T's Perfect Client Experience initiative is employee training and leadership programs that stress creating meaningful client relationships by providing service that is reliable, responsive, empathetic and competent.

Our community bank structure allows us to offer unmatched service because virtually all decisions are made locally. Our 33 regions are each headed by an empowered regional president. Our client service is highly decentralized, giving BB&T a competitive advantage against the mega banks. On the other hand, our highly centralized support activities give us an edge over community banks because of our expansive services — better-equipped employees, superior technology and a broader array of products and services.

National awards attest to our client service record. J.D. Power and Associates* again awarded BB&T its top national ranking for mortgage servicing in its annual study of more than 10,000 clients and 26 companies. Maritz Research's survey of clients of BB&T and our in-market competitors showed we ranked number one in overall retail client satisfaction and most likely to remain a client. In business banking, Greenwich Associates awarded BB&T national honors in overall satisfaction and satisfaction in personal banking and treasury management.

Among other awards, we were named the top small-business-friendly bank by the U.S. Small Business Administration and the most prestigious regional bank wealth manager by the Luxury Institute. Our workforce education programs received the second-highest rating for a U.S.-based financial institution by *Training* magazine.

OVERALL BANK SATISFACTION**


BB&T
70.8%
SunTrust
Wachovia
Bank of America
56%
60%
64%
68%
72%

LIKELIHOOD TO REMAIN**


BB&T
85.2%
SunTrust
Wachovia
Bank of America
74%
78%
82%
86%

** **In percentage**

From Maritz Research Retail Client Satisfaction Survey, represents percentage of "top box" scores, indicating a 9 or 10 rating on a 10-point scale

* Branch Banking and Trust received the highest numerical score among mortgage servicers in the proprietary J.D. Power and Associates 2007-2008 Primary Mortgage Servicer Studies℠. In 2008 the study was based on responses from 10,241 consumers measuring 26 companies and measures the satisfaction of consumers with their current mortgage servicer. Proprietary study results are based on experiences and perceptions of consumers surveyed in August 2008. Your experiences may vary. Visit jdpower.com

"Our community bank structure allows us to offer unmatched service because virtually all decisions are made locally."

Community Banking Regions



FLORIDA
- East
- Gulf Coast
- North

GEORGIA
- Mid-South
- North
- North Atlanta
- South Atlanta

KENTUCKY
- Western
- Louisville Metro
- Central

MARYLAND
- Baltimore Metro
- Chesapeake

NORTH CAROLINA
- Charlotte Metro
- Eastern
- Northeast
- South Central
- Southeast
- Triad
- Triangle
- Western

SOUTH CAROLINA
- Midlands
- Upstate
- Coastal

TENNESSEE
- East

VIRGINIA
- Blue Ridge
- Battlefield
- Central
- Fairfax
- Hampton Roads
- Southwest

WASHINGTON, D.C.
- Washington, D.C.

WEST VIRGINIA
- Central
- North

CONTROL COST: MAXIMIZE ECONOMIC PROFIT

BB&T is one of the nation's most efficient banking companies, but we cannot become complacent. The emergence of mammoth financial services companies, accelerated by government-aided consolidation in 2008, means we must continue to be more efficient in order to compete. In addition, as we allocate more resources to mitigate credit problems and face higher FDIC insurance expenses in 2009, cost control is absolutely crucial.

For the second consecutive year, we reduced our number of employees while avoiding the major layoffs that many of our competitors have announced. Our efficiency ratio — basically, the cost required to generate each dollar of revenue — improved to 51.3% for 2008 from 51.6% for 2007. It improved to 50.6% in the fourth quarter of 2008, moving toward our goal of below 50%. Our 2009 plan calls for holding the increase in noninterest expenses to between 2% and 4% compared to 2008.

CASH BASIS EFFICIENCY RATIO


60%
50
40
30
51.3%
'04 '05 '06 '07 '08
In percentage
Based on cash basis operating earnings

FEE INCOME RATIO


45%
30
15
0
40.3%
'04 '05 '06 '07 '08
In percentage
Based on operating earnings

THANK YOU

In closing, I want to salute another key BB&T officer who, like John Allison, has built a solid foundation for our future. Ken Chalk, who served as chief credit officer from 1983 until he retired in 2008, largely created the credit culture that has kept BB&T strong through all types of economic cycles, including the current challenging environment. We will greatly miss Ken's counsel, just as we have great confidence in his successor, Clarke Starnes, who has worked closely with Ken for 25 years.

I also would like to congratulate Chris Henson on his promotion to chief operating officer. Chris, a 24-year veteran of BB&T, previously served as chief financial officer, and will provide important insight in his new role. Also, I would like to welcome Daryl Bible as our new chief financial officer. Daryl is a proven leader who joined BB&T in 2008 after a distinguished 24-year career with U.S. Bancorp.

When I was named to succeed John as chief executive officer of BB&T, my thoughts centered on the difficulties surrounding the banking industry. I have always believed the true test of any organization comes in the toughest times. In the last six months, we have seen some of the oldest names on Wall Street and in banking stumble and fall. The casualties of this greatest test of our careers are a constant reminder of the penalty if we fail to stay intensely focused on our long-term objectives and underlying values.

At the same time, the extraordinary conditions in our industry create extraordinary opportunities for BB&T. Now is our time to take advantage of all the hard work and dedication that long have been hallmarks of BB&T. Over the last 136 years, BB&T has survived recessions and depressions, world wars, energy crises and other domestic and international struggles. Our strategies are sound and our people are grounded in proven values. These are challenging times indeed, but I am confident BB&T will be successful because of our great heritage, relatively healthy markets, talented employees, loyal clients and steadfast shareholders.

My thanks to each of you as owners of BB&T. With your continued support, I am confident our best days are ahead.

Kelly S. King

Kelly S. King
President and
Chief Executive Officer

February 26, 2009



CORPORATE BOARD OF DIRECTORS

John A. Allison IV
Chairman
BB&T Corporation
Winston-Salem, NC

Jennifer S. Banner
Chief Executive Officer
Schaad Companies, LLC
Knoxville, TN

Anna R. Cablik
President
Anasteel & Supply Company, LLC
and Anatek, Inc.
Marietta, GA

Nelle R. Chilton
Director and President
Dickinson Fuel
Company, Inc.
Charleston, WV

Ronald E. Deal
Chairman
Wesley Hall, Inc.
Hickory, NC

Tom D. Efird
President
Standard Distributors, Inc.
Gastonia, NC

Barry J. Fitzpatrick
Retired Chairman, President
and Chief Executive Officer
First Virginia Banks, Inc.
Williamsburg, VA

L. Vincent Hackley, Ph.D.
Chancellor
Fayetteville State University
President and
Chief Executive Officer
Hackley & Associates
of North Carolina
Chapel Hill, NC

Jane P. Helm
Retired Vice Chancellor of
Business Affairs
Appalachian State University
Arden, NC

John P. Howe III, M.D.
President and
Chief Executive Officer
Project HOPE (Health Opportunities
for People Everywhere)
Washington, D.C.

Kelly S. King
President and
Chief Executive Officer
BB&T Corporation and
Branch Banking and
Trust Company
Winston-Salem, NC

James H. Maynard
Chairman and
Chief Executive Officer
Investors Management Corporation
Chairman
Golden Corral Corporation
Raleigh, NC

Albert O. McCauley
President and
Chief Executive Officer
McCauley & McDonald
Investments, Inc.
Fayetteville, NC

J. Holmes Morrison
Retired Chairman, President
and Chief Executive Officer
One Valley Bancorp, Inc.
Charleston, WV

Nido R. Qubein
President
High Point University
Chairman
Great Harvest Bread Co.
High Point, NC

Thomas N. Thompson
President
Thompson Homes, Inc.
Representative
Kentucky House of
Representatives
Owensboro, KY

Stephen T. Williams
President
A.T. Williams Oil Company
Winston-Salem, NC

EXECUTIVE MANAGEMENT

Daryl N. Bible
Senior Executive Vice President
and Chief Financial Officer

Ricky K. Brown
Senior Executive Vice President
and Banking Network Manager

Barbara F. Duck
Senior Executive Vice President
and Electronic Delivery Channels
Manager

Donna C. Goodrich
Senior Executive Vice President
and Deposit Services Manager

Robert E. Greene
Senior Executive Vice President
and Risk Management
and Administrative
Group Manager

Christopher L. Henson
Chief Operating Officer

Kelly S. King
President and
Chief Executive Officer

Clarke R. Starnes III
Senior Executive Vice President
and Chief Credit Officer

Steven B. Wiggs
Senior Executive Vice President
and Chief Marketing Officer

C. Leon Wilson III
Senior Executive Vice President
and Operations Division Manager

Executive Management



Standing Left to Right: Barbara F. Duck, Robert E. Greene, Kelly S. King, Ricky K. Brown, C. Leon Wilson III, Steven B. Wiggs
Seated Left to Right: Donna C. Goodrich, Daryl N. Bible, Christopher L. Henson, Clarke R. Starnes III

Superior Relative Performance

BB&T VERSUS PEERS

For 2008, BB&T outperformed every other financial institution in its 13-member peer group of similarly sized institutions as measured by percentage change in earnings per share.



BB&T
Peer Average
M&T
U.S. Bancorp
PNC
SunTrust
Comerica
Zions
Marshall & Ilsley
Key Corp
Huntington
Fifth Third
Regions
Popular
0.0 %
-100.0
-200.0
-300.0
-400.0
-500.0
-600.0

RISK VERSUS RETURNS

These charts illustrate BB&T's long-term success achieving a fundamental objective – producing greater returns than our peers while taking less risk.

NONPERFORMING ASSETS AS A PERCENTAGE OF TOTAL ASSETS



2.00 %
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0
1.34%
BB&T
Peers
'04
'05
'06
'07
'08

CASH BASIS RETURN ON ASSETS



2.00 %
1.75
1.50
1.25
1.00
0.75
0.50
0.25
0.00
-0.25
1.11%
BB&T
Peers
'04
'05
'06
'07
'08

Shareholder Information

PURPOSE
BB&T's ultimate purpose is to create superior, long-term economic rewards for our shareholders.

STOCK EXCHANGE AND TRADING SYMBOL
The common stock of BB&T Corporation is traded on the New York Stock Exchange under the symbol BBT.

DIVIDEND REINVESTMENT PLAN
The Dividend Reinvestment Plan enables shareholders to reinvest dividends and/or invest additional cash in full or fractional shares of BB&T Corporation on a regular basis. For more information, contact:

Shareholder Services in Winston-Salem, North Carolina, at 336-733-3477 or 800-213-4314.

QUARTERLY COMMON STOCK PRICES AND DIVIDENDS PAID

	2008			2007		
Quarter	High	Low	Dividend	High	Low	Dividend
1st	**$ 36.96**	**$ 25.92**	**$ .46**	$ 44.30	$ 39.54	$ .42
2nd	**37.85**	**21.40**	**.46**	43.02	39.13	.42
3rd	**45.31**	**18.71**	**.47**	43.00	36.95	.46
4th	**40.00**	**21.47**	**.47**	42.61	30.36	.46

SELECTED MARKET INFORMATION

	2008	2007	2006	2005	2004
Market capitalization (in billions)	**$ 15.36**	$ 16.74	$ 23.79	$ 22.76	$ 23.14
Book value per share	**23.16**	23.14	21.69	20.49	19.76
Dividend yield at year end	**6.85 %**	6.00 %	3.82 %	3.63 %	3.33 %
Dividend payout ratio	**68.1**	55.5	56.3	48.3	47.5

DIVIDEND HISTORY

	2008	2007	2006	2005	2004
Cash dividends paid per share	**$ 1.86**	$ 1.76	$ 1.60	$ 1.46	$ 1.34
Increase from prior year	**.10**	.16	.14	.12	.12
Percentage increase from prior year	**5.7 %**	10.0 %	9.6 %	9.0 %	9.8 %
Five-year compound annual growth rate	**8.8 %**				
Ten-year compound annual growth rate	**10.9 %**				

STOCK PERFORMANCE*
The accompanying graph reflects the performance of a $100 investment in BB&T's stock since December 31, 1995, the year-end following the completion of the BB&T and Southern National Corporation merger-of-equals, in comparison with other regional competitors, the S&P 500 Commercial Banks Index and the S&P 500.

* SOURCE: Bloomberg

DIVIDEND PERFORMANCE
- Paid a cash dividend every year since 1903
- 37th consecutive year of dividend increases
- Annual dividend increase in 2008 of 5.7%
- Mergent Dividend Achiever (only 2% qualify)

STOCK PERFORMANCE


$500
400
300
200
100
0
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08
$324
BB&T
Bank of America
Wachovia
SunTrust
Regions
S&P Commercial Banks
S&P 500 Index

DIVIDENDS PAID PER SHARE


$2.00
1.80
1.60
1.40
1.20
1.00
.80
.60
.40
.20
0
$1.86
'98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08
In dollars
BB&T's 10-year compound annual dividend growth rate is 10.9% compared to 5.8% for the S&P 500.

Consolidated Balance Sheets

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data, shares in thousands)

	DECEMBER 31, 2008	DECEMBER 31, 2007
ASSETS		
Cash and due from banks	$ 1,639	$ 2,050
Interest-bearing deposits with banks	751	388
Federal funds sold and securities purchased under resale agreements or similar arrangements	350	679
Segregated cash due from banks	379	208
Trading securities at fair value	376	1,009
Securities available for sale at fair value	32,843	22,419
Loans held for sale ($1,396 at fair value at December 31, 2008)	1,424	779
Loans and leases	97,245	90,907
Allowance for loan and lease losses	(1,574)	(1,004)
Loans and leases, net of allowance for loan and lease losses	95,671	89,903
Premises and equipment	1,580	1,529
Goodwill	5,483	5,194
Core deposit and other intangible assets	542	489
Residential mortgage servicing rights at fair value	370	472
Other assets	10,607	7,499
Total assets	$ 152,015	$ 132,618
LIABILITIES AND SHAREHOLDERS' EQUITY		
Deposits:		
Noninterest-bearing deposits	$ 13,649	$ 13,059
Interest checking	2,576	1,201
Other client deposits	39,413	35,504
Client certificates of deposit	27,937	26,972
Other interest-bearing deposits	15,038	10,030
Total deposits	98,613	86,766
Federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	10,788	10,634
Long-term debt	18,032	18,693
Accounts payable and other liabilities	8,545	3,893
Total liabilities	135,978	119,986
Shareholders' equity:		
Preferred stock, liquidation preference of $1,000,000 per share	3,082	—
Common stock, $5 par	2,796	2,730
Additional paid-in capital	3,510	3,087
Retained earnings	7,381	6,919
Accumulated other comprehensive loss, net of deferred income taxes of $(438) at December 31, 2008 and $(65) at December 31, 2007	(732)	(104)
Total shareholders' equity	16,037	12,632
Total liabilities and shareholders' equity	$ 152,015	$ 132,618
Common shares outstanding	559,248	545,955
Common shares authorized	1,000,000	1,000,000
Preferred shares outstanding	3	—
Preferred shares authorized	5,000	5,000

Consolidated Statements of Income

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data, shares in thousands)

FOR THE YEAR ENDED DECEMBER 31,	2008	2007	2006
INTEREST INCOME			
Interest and fees on loans and leases	**$ 6,003**	$ 6,713	$ 5,941
Interest and dividends on securities:			
Taxable interest income	**1,056**	1,018	821
Tax-exempt interest income	**83**	42	31
Dividends	**37**	70	48
Interest on short-term investments	**28**	51	52
Total interest income	**7,207**	7,894	6,893
INTEREST EXPENSE			
Interest on deposits	**1,891**	2,620	2,137
Interest on federal funds purchased, securities sold under repurchase agreements and short-term borrowed funds	**235**	409	301
Interest on long-term debt	**843**	985	747
Total interest expense	**2,969**	4,014	3,185
NET INTEREST INCOME	**4,238**	3,880	3,708
Provision for credit losses	**1,445**	448	240
NET INTEREST INCOME AFTER PROVISION FOR CREDIT LOSSES	**2,793**	3,432	3,468
NONINTEREST INCOME			
Insurance income	**928**	853	813
Service charges on deposits	**673**	611	548
Investment banking and brokerage fees and commissions	**354**	343	317
Mortgage banking income	**275**	115	108
Checkcard fees	**201**	180	155
Other nondeposit fees and commissions	**189**	184	167
Bankcard fees and merchant discounts	**151**	139	122
Trust and investment advisory revenues	**147**	162	154
Securities gains (losses), net	**107**	(3)	(73)
Income from bank-owned life insurance	**84**	101	93
Other noninterest income	**88**	89	117
Total noninterest income	**3,197**	2,774	2,521
NONINTEREST EXPENSE			
Personnel expense	**2,201**	2,094	2,077
Occupancy and equipment expense	**509**	477	449
Professional services	**200**	139	120
Loan processing expenses	**125**	111	103
Amortization of intangibles	**100**	104	104
Merger-related and restructuring charges, net	**15**	21	18
Other expenses	**771**	690	645
Total noninterest expense	**3,921**	3,636	3,516
EARNINGS			
Income before income taxes	**2,069**	2,570	2,473
Provision for income taxes	**550**	836	945
Net Income	**1,519**	1,734	1,528
Dividends and accretion on preferred stock	**21**	—	—
Net income available to common shareholders	**$ 1,498**	$ 1,734	$ 1,528
PER COMMON SHARE			
Net income			
Basic	**$ 2.73**	$ 3.17	$ 2.84
Diluted	**$ 2.71**	$ 3.14	$ 2.81
Cash dividends paid	**$ 1.86**	$ 1.76	$ 1.60
AVERAGE SHARES OUTSTANDING			
Basic	**548,847**	547,184	539,140
Diluted	**552,498**	551,755	543,891

Selected Financial Data

BB&T Corporation and Subsidiaries
(Dollars in millions, except per share data)

AS OF / YEAR ENDED DECEMBER 31,	2008	2007	2006	2005	2004	2003	FIVE-YEAR COMPOUND GROWTH RATE
SUMMARY OF OPERATING EARNINGS							
Interest income	**$ 7,274**	$ 7,894	$ 6,893	$ 5,506	$ 4,547	$ 4,287	11.2 %
Interest expense	**2,969**	4,014	3,185	1,981	1,199	1,273	18.6
Net interest income	**4,305**	3,880	3,708	3,525	3,348	3,014	7.4
Provision for credit losses	**1,445**	448	240	217	249	248	42.3
Net interest income after provision for credit losses	**2,860**	3,432	3,468	3,308	3,099	2,766	0.7
Noninterest income	**3,060**	2,774	2,596	2,324	2,119	1,827	10.9
Noninterest expense	**3,952**	3,601	3,526	3,133	2,890	2,548	9.2
Operating earnings before income taxes	**1,968**	2,605	2,538	2,499	2,328	2,045	(0.8)
Provision for income taxes	**571**	856	831	825	766	621	(1.7)
Operating earnings	**1,397**	1,749	1,707	1,674	1,562	1,424	(0.4)
Merger-related charges, net of tax	**(10)**	(13)	(11)	7	(4)	(55)	NM
Other, net of tax [1]	**132**	(2)	(168)	(27)	—	(304)	NM
Net income	**$ 1,519**	$ 1,734	$ 1,528	$ 1,654	$ 1,558	$ 1,065	7.4 %
PER COMMON SHARE BASED ON OPERATING EARNINGS							
Basic	**$ 2.51**	$ 3.20	$ 3.17	$ 3.06	$ 2.83	$ 2.79	(2.1) %
Diluted	**2.49**	3.17	3.14	3.04	2.81	2.77	(2.1)
PER COMMON SHARE BASED ON NET INCOME							
Basic	**$ 2.73**	$ 3.17	$ 2.84	$ 3.02	$ 2.82	$ 2.09	5.5 %
Diluted	**2.71**	3.14	2.81	3.00	2.80	2.07	5.5
Cash dividends paid	**1.86**	1.76	1.60	1.46	1.34	1.22	8.8
Book value	**23.16**	23.14	21.69	20.49	19.76	18.33	4.8
SELECTED AVERAGE BALANCES							
Assets	**$ 136,881**	$ 126,420	$ 114,328	$ 104,612	$ 96,276	$ 85,328	9.9 %
Earning assets	**120,852**	112,305	101,572	92,703	84,946	75,463	9.9
Securities, at amortized cost	**24,497**	23,311	21,348	20,467	18,218	17,058	7.5
Loans and leases	**95,195**	87,952	79,313	71,517	66,107	57,857	10.5
Deposits	**88,831**	83,501	77,230	70,346	64,816	56,948	9.3
Interest-bearing liabilities	**106,189**	97,720	85,646	76,813	70,610	64,285	10.6
Shareholders' equity	**13,495**	12,166	11,452	11,065	10,597	8,895	8.7
SELECTED YEAR-END BALANCES							
Assets	**$ 152,015**	$ 132,618	$ 121,351	$ 109,170	$ 100,509	$ 90,467	10.9 %
Earning assets	**133,735**	116,466	107,676	96,777	88,718	79,209	11.0
Securities, at carrying value	**33,219**	23,428	22,868	20,489	19,173	16,317	15.3
Loans and leases	**98,669**	91,686	83,591	75,023	68,163	62,305	9.6
Deposits	**98,613**	86,766	80,971	74,282	67,699	59,350	10.7
Interest-bearing liabilities	**113,784**	103,034	91,569	80,485	73,561	66,394	11.4
Shareholders' equity	**16,037**	12,632	11,745	11,129	10,875	9,935	10.1

(1) In addition to merger-related and restructuring charges, operating earnings also exclude net securities gains, other-than-temporary impairments, gains from the initial IPO and sale of Visa, Inc. shares, a reversal of a reserve charge relating to the Visa, Inc. settlement, gains from the early extinguishment of certain FHLB advances, an adjustment related to leveraged leases and nonrecurring professional expenses, collectively totaling $132 million, net of tax, in 2008, a reserve related to the Visa USA, Inc., settlement totaling $9 million, net of tax, and a credit of $7 million to the provision for income taxes related to leveraged leases in 2007, a nonrecurring increase in tax reserves totaling $139 million, net of tax, related to leveraged leases, securities losses totaling $47 million, net of tax, resulting from a portfolio restructuring, and a gain on the sale of duplicate facilities totaling $18 million, net of tax, in 2006, a one-time charge related to the accounting for leases totaling $27 million, net of tax, in 2005, nonrecurring contributions made by an affiliated trust, losses on early extinguishment of debt, and a one-time charge related to deferred taxes associated with BB&T's leasing operations, which collectively totaled $304 million, net of tax, in 2003.

Selected Ratios

BB&T Corporation and Subsidiaries

AS OF / YEAR ENDED DECEMBER 31,	2008	2007	2006	2005	2004
PERFORMANCE RATIOS BASED ON NET INCOME					
Return on average assets	**1.11 %**	1.37 %	1.34 %	1.58 %	1.62 %
Return on average common equity	**11.44**	14.25	13.35	14.95	14.71
Fee income ratio (fully taxable equivalent)	**41.4**	41.3	40.6	39.1	37.8
Efficiency ratio (fully taxable equivalent)	**52.1**	53.7	54.8	53.1	52.0
Net interest margin (fully taxable equivalent)	**3.58**	3.52	3.74	3.89	4.04
PERFORMANCE RATIOS BASED ON OPERATING EARNINGS (1)					
Return on average assets	**1.02 %**	1.38 %	1.49 %	1.60 %	1.62 %
Return on average common equity	**10.51**	14.37	14.91	15.12	14.74
Fee income ratio (fully taxable equivalent)	**40.3**	41.3	40.6	39.1	37.8
Efficiency ratio (fully taxable equivalent)	**52.6**	53.1	54.9	52.5	51.9
Net interest margin (fully taxable equivalent)	**3.63**	3.52	3.74	3.89	4.04
PERFORMANCE RATIOS BASED ON CASH BASIS OPERATING EARNINGS (1,2)					
Return on average tangible assets	**1.11 %**	1.50 %	1.63 %	1.77 %	1.79 %
Return on average common tangible equity	**19.30**	26.82	27.23	27.12	26.36
Efficiency ratio (fully taxable equivalent)	**51.3**	51.6	53.2	50.4	49.7
CAPITAL RATIOS					
Average equity to average assets	**9.9 %**	9.6 %	10.0 %	10.6 %	11.0 %
Equity to assets at year-end	**10.5**	9.5	9.7	10.2	10.8
Risk-based capital ratios:					
Tier 1 capital	**12.3**	9.1	9.0	9.3	9.2
Total capital	**17.4**	14.2	14.3	14.4	14.5
Tier 1 leverage ratio	**9.9**	7.2	7.2	7.2	7.1
Tangible equity as a percentage of tangible assets	**5.3**	5.7	6.0	6.6	6.8
CREDIT QUALITY RATIOS (3)					
Nonaccrual loans and leases as a percentage of total loans and leases	**1.43 %**	.55 %	.31 %	.31 %	.39 %
Nonperforming assets as a percentage of:					
Total assets	**1.34**	.52	.29	.27	.36
Loans and leases plus foreclosed property	**2.04**	.76	.42	.40	.52
Net charge-offs as a percentage of average loans and leases	**.89**	.38	.27	.30	.36
Net charge-offs as a percentage of average loans and leases excluding specialized lending operations (4)	**.69**	.21	.14	.19	.24
Allowance for loan and lease losses as a percentage of loans and leases held for investment	**1.62**	1.10	1.06	1.10	1.18
Ratio of allowance for loan and lease losses to net charge-offs	**1.85 x**	2.97 x	4.12 x	3.84 x	3.42 x

(1) Operating earnings exclude the effects of merger-related charges, which totaled $10 million, $13 million, $11 million, $(7 million), and $4 million, net of tax, for the years ended December 31, 2008, 2007, 2006, 2005 and 2004, respectively.

In addition to merger-related and restructuring charges, operating earnings also exclude net securities gains, other-than-temporary impairments, gains from the initial IPO and sale of Visa, Inc. shares, a reversal of a reserve charge relating to the Visa, Inc. settlement, gains from the early extinguishment of certain FHLB advances, an adjustment related to leveraged leases and nonrecurring professional expenses collectively totaling $132 million, net of tax in 2008. Operating results for 2007 exclude a reserve relating to the Visa, Inc. settlement and a credit related to the provision for income taxes related to leveraged leases collectively totaling $2 million, net of tax. Operating results for 2006 exclude a nonrecurring increase in tax reserves totaling $139 million, net of tax, related to leveraged leases, securities losses totaling $47 million, net of tax, resulting from a portfolio restructuring, and a gain on the sale of duplicate facilities totaling $18 million, net of tax. Operating results for 2005 exclude a one-time charge related to the accounting for leases totaling $27 million, net of tax.

(2) Information presented on a cash basis excludes the effects of intangible assets, purchase accounting adjustments and the related amortization expenses, which totaled $62 million, $67 million, $73 million, $89 million and $84 million, net of tax, for the years ending December 31, 2008, 2007, 2006, 2005 and 2004, respectively. In addition, cash basis results exclude merger-related and restructuring charges and nonrecurring items as discussed in Note 1.

(3) Loans and leases are net of unearned income and include loans held for sale.

(4) Excludes net charge-offs and average loans from BB&T's specialized lending operations.

GENERAL INFORMATION

FORM 10-K

BB&T Corporation files an Annual Report on Form 10-K with the Securities and Exchange Commission each year. A copy of this report may be obtained upon written request to:

Daryl N. Bible
Senior Executive Vice President and
Chief Financial Officer
BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

CORPORATE HEADQUARTERS

BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250
336-733-2000

EQUAL OPPORTUNITY EMPLOYER

BB&T Corporation is an equal opportunity employer. All matters regarding recruiting, hiring, training, compensation, benefits, promotions, transfers and all other personnel policies will continue to be free from illegal discrimination.

TRANSFER AGENT

Branch Banking and Trust Co.
Shareholder Services
Attn: Stock Transfer
223 West Nash Street
Wilson, NC 27893

SHAREHOLDER SERVICES

Shareholders seeking information regarding dividends, lost certificates or other general information should contact:

Shareholder Services
336-733-3477 or toll-free 800-213-4314

Please submit address changes in writing to:
BB&T Shareholder Services
150 South Stratford Road
Suite 300
Winston-Salem, NC 27104

ANALYST INFORMATION

Analysts, investors and others seeking additional financial information should contact:

Tamera L. Gjesdal
Senior Vice President
Investor Relations
336-733-3058

CLIENTS

Clients seeking assistance with BB&T products and services should call 1-800-BANK BBT (1-800-226-5228).

NEWS MEDIA

News media representatives seeking information should contact:

Robert A. Denham
Senior Vice President
Corporate Communications
336-733-1475

WEB SITE

Please visit www.BBT.com for information concerning BB&T's products and services, news releases, financial information, corporate governance practices and other material relating to BB&T.

BB&T

BB&T Corporation
200 West Second Street
PO Box 1250
Winston-Salem, NC 27102-1250

C0001125027